UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

PT Webuy Social Indonesia (“PTWB”), a 95% owned subsidiary of WEBUY GLOBAL LTD (the “Company”), has incurred accounts payable in aggregate amount of US$614,430.06 to certain creditors, who designated an individual, Xue Guo Dong, a resident of the People’s Republic of China, to receive settlement on their behalf. On November 19, 2025, the Company decided to settle the accounts payable on behalf of PTWB by entering into debt settlement and mutual release agreements (the “Agreements”) with Xue Guo Dong.

Pursuant to the Agreements, the Company would issue 391,357 Class A ordinary shares (the “Shares”), valued at US$1.57 per Share, which is the closing price as reported by Nasdaq on November 18, 2024. On November 26, the Company issued 391,357 Shares, which constitutes 20.96% of the outstanding Shares, to Xue Guo Dong. As of the date hereof, the Company has 2,258,611 Shares issued and outstanding.

The foregoing description of the Agreements is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, which is attached as Exhibit 10.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: November 28, 2025	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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